Exhibit 99.1

Sapiens Wins Celent’s North America Xcelent Award for New Business and Underwriting Functionality in Life Insurance

Sapiens UnderwritingPro recognized for its “Strong System with the ‘Bells and Whistles’ for Every Type of Underwriting”

October 19, 2020 – Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens has won Celent’s XCelent award in the ‘Breadth of Functionality’ category in North America for Sapiens UnderwritingPro for Life & Annuities. This marks the eleventh XCelent award Sapiens has received to date.

“Insurers who are looking for a full-featured new business and underwriting system that functions equally well standalone or as part of a suite will find that Sapiens UnderwritingPro meets their requirements,” wrote Celent analyst Karen Monks in the report. “Sapiens UnderwritingPro is the original of the modern underwriting engines, initially introduced in 1995. It has earned its spot among the top new business and underwriting systems through continual enhancement with new features, interfaces and capabilities, which have been guided by a very active user group.”

Sapiens UnderwritingPro is a cloud-ready solution that provides excellence in automated underwriting of life, health and annuity policies, as well as new business case management. The robust digital solution facilitates the drive, intensified by COVID-19, for insurers to move toward “fluidless” underwriting experiences with minimal or no human intervention. Sapiens UnderwritingPro provides data-driven, automated underwriting and a strong underwriter workbench for cases that require special attention.

Research and consulting firm Celent analyzed 14 new business and underwriting systems available for use by, or being marketed for, North American life, health and annuities product carriers. The findings were published in Celent’s recent report: “New Business and Underwriting Systems: North American Life Insurance Edition.”

Sapiens has been a pioneer in new business and underwriting technology, which has been in our DNA for 25 years. Our extensive experience enables us to leverage best practices, combined with the latest technologies and digital business requirements demanded by our customers.

Many of the leading life and annuity carriers in North America are using Sapiens UnderwritingPro to automate their processes and enable true quick time to decision, quick time to issue and expertly manage risk.

Regarding features, the Celent analyst wrote, “UnderwritingPro has the full array of expected case management and underwriting features. It provides end-to-end functionality for the underwriting process: not in good order cases; requirements and evidence orders and fulfillment; predefined interfaces for evidence providers; case management, business, underwriting and workflow rules; roles definition; amendments and other than applied for communication; delivery requirements tracking; underwriter decision support; case management notes; and underwriting notes. The underwriting notes and case notes have been upgraded to a new panel that is always available by “pulling” it from the right side of the screen.”

“We are honored to once again receive an XCelent award,” said Roni Al-Dor, Sapiens president and CEO. “We are investing heavily to continue to provide innovative technology for North American providers and to ensure that we are equipping our customers with the most modern and functionally rich solutions. We appreciate Celent continuing to provide such in-depth research, which enables Sapiens to better understand insurers’ top priorities and challenges in North America.”

To download the report, CLICK HERE.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman,

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

www.sapiens.com

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